Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2014 and 2013

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

	September 30, 2014	December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$17,582	$10,984
Restricted cash (note 5)	2,321	2,323
Accounts receivable, net of allowance for doubtful accounts of $320 (2013 - $325)	7,884	6,674
Inventories (note 6)	5,572	6,597
Prepaid expenses and other assets	1,818	1,749
	35,177	28,327

Property and equipment (note 7)	341	618
Intangible assets (note 8)	16,642	18,069
Other assets	808	-
Goodwill (note 3)	318	318
	$53,286	$47,332

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$9,477	$14,003
Current portion of long-term debt (note 10)	686	-
Current portion of deferred consideration (note 3)	3,390	3,688
	13,553	17,691

Long-term debt (note 10)	11,314	-
Deferred consideration (note 3)	4,973	6,997
	29,840	24,688

Stockholders’ equity (note 11):
Common stock
Authorized - unlimited number with no par value
Issued and outstanding – 16,521,002 (2013 – 14,958,277)	284,519	272,083
Additional paid-in capital	33,962	33,349
Deficit	(312,487)	(300,746)
Accumulated other comprehensive income	17,452	17,958
	23,446	22,644
	$53,286	$47,332

Contingencies (note 14)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue:
Product revenues	$6,931	$81	$19,993	$81
Licensing, royalty and other fees	876	396	3,073	563
	7,807	477	23,066	644
Cost of goods sold	2,673	47	6,409	47
	5,134	430	16,657	597
Expenses:
Selling, general and administration	7,863	3,954	24,670	9,164
Amortization (notes 7 and 8)	510	108	1,610	324
Research and development	234	31	538	436
Restructuring (note 13)	-	-	-	(130)
	8,607	4,093	26,818	9,794
Operating loss	(3,473)	(3,663)	(10,161)	(9,197)

Other expense (income):
Interest expense (income)	495	(7)	975	(34)
Gain on settlement of debt (note 10)	-	-	-	(20,834)
Other expense (income)	217	(163)	100	(491)
Foreign exchange loss	68	121	118	157
	780	(49)	1,193	(21,202)
Net income (loss) before income taxes	(4,253)	(3,614)	(11,354)	12,005
Provision for income taxes	114	-	387	-
Net income (loss)	$(4,367)	$(3,614)	$(11,741)	$12,005
Other comprehensive income:
Foreign currency translation adjustments	(670)	-	(506)	-
Comprehensive income (loss)	$(5,037)	$(3,614)	$(12,247)	$12,005
Earnings (loss) per common share (note 12)
Basic and diluted	$(0.26)	$(0.29)	$(0.73)	$0.96
Weighted average common shares outstanding (note 12)
Basic	16,520,203	12,470,335	16,130,147	12,470,335
Diluted	16,520,203	12,470,335	16,130,147	12,527,346

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859
Net income	-	-	4,773	-	4,773
Common stock issued upon exercise of options	8	-	-	-	8
Issuance of common stock on acquisition (note 3)	9,629	-	-	-	9,629
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	7	(7)	-	-	-
Stock-based compensation expense recognized	-	602	-	-	602
Foreign currency translation adjustments	-	-	-	(227)	(227)
Balance at December 31, 2013	272,083	33,349	(300,746)	17,958	22,644
Net loss	-	-	(11,741)	-	(11,741)
Issuance of common stock	13,821	-	-	-	13,821
Share issue costs	(1,415)	-	-	-	(1,415)
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	30	(30)	-	-	-
Stock-based compensation expense recognized	-	643	-	-	643
Foreign currency translation adjustments	-	-	-	(506)	(506)
Balance at September 30, 2014	$284,519	$33,962	$(312,487)	$17,452	$23,446

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Operating activities: Net income (loss) for the period	$(4,367)	$(3,614)	$(11,741)	$12,005
Items not affecting cash:
Amortization (notes 7 and 8)	510	108	1,610	324
Stock-based compensation (note 11(d))	370	111	766	327
Loss on write-down of property and equipment	188	-	188	-
Write-down of inventory (note 6)	607	-	732	-
Gain on settlement of debt (note 10)	-	-	-	(20,834)
Unrealized foreign exchange (gain) loss	(241)	127	(291)	151
Other	-	(10)	-	(22)
Changes in operating assets and liabilities:
Restricted cash	(7)	-	(123)	-
Accounts receivable	(1,134)	(663)	(1,830)	(210)
Inventories	297	(19)	292	(2,819)
Prepaid expenses and other assets	1,321	114	16	(4)
Accounts payable and accrued liabilities	590	1,404	(4,109)	116
Net cash used in operating activities	(1,866)	(2,442)	(14,490)	(10,966)

Investing activities:
Purchase of property and equipment	(10)	(13)	(27)	(26)
Increase in intangible assets	(26)	(16)	(78)	(56)
Net cash used in investing activities	(36)	(29)	(105)	(82)

Financing activities:
Issuance of common stock, net of share issue costs	-	-	12,406	-
Proceeds from sale of property and equipment	-	8	-	87
Proceeds from issuance of long-term debt (note 10)	12,000	-	12,000	-
Financing fees (note 10)	(893)	-	(893)	-
Repayment of long-term debt (note 10)	-	-	-	(13,000)
Payment of deferred consideration	(723)	-	(2,322)	-
Net cash provided by (used in) financing activities	10,384	8	21,191	(12,913)
Effect of foreign exchange rate changes on cash and cash equivalents	(253)	39	2	(23)
Increase (decrease) in cash and cash equivalents during the period	8,229	(2,424)	6,598	(23,984)
Cash and cash equivalents, beginning of period	9,353	19,707	10,984	41,267
Cash and cash equivalents, end of period	$17,582	$17,283	$17,582	$17,283

Supplemental cash flow information:
Interest paid	$441	$-	$984	$-
Interest received	-	7	-	34
Net income taxes paid	32	-	212	-

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2013 filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2014 and 2013 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2.	Significant accounting policies:

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update 205-40, Presentation of Financial Statements – Going Concern, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess at each interim and annual reporting period whether substantial doubt exists about the Company’s ability to operate as a going concern. Substantial doubt exists if the Company will be unable to meet its obligations as they become due within one year after the financial statement issue date. If there is substantial doubt, additional disclosures are required. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016.

3.	Acquisition:

On November 18, 2013, the Company completed the acquisition of Correvio LLC (“Correvio”) (the “Transaction”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, focused on the worldwide marketing, excluding the United States, of AGGRASTAT®, a branded prescription pharmaceutical. The Company acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of the Company’s outstanding shares (pro forma ownership of approximately 16.6%) and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred consideration must be repaid in full by December 1, 2019.

2

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

3.	Acquisition (continued):

The Transaction was accounted for as an acquisition of a business; accordingly, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The determination of fair value requires management to make significant estimates and assumptions. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill. There have been no changes to the purchase price allocation since December 31, 2013. For further details, please refer to note 4 of the Company’s consolidated financial statements for the year ended December 31, 2013 for the purchase price allocation and related acquisition information.

4.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. As at September 30, 2014, the carrying value of the Company’s long-term debt and deferred consideration approximate their fair value based on current market borrowing rates. The long-term debt is classified as Level 2 of the fair value hierarchy. The deferred consideration is classified as Level 3 of the fair value hierarchy.

5.	Restricted cash:

At September 30, 2014, restricted cash included $1,000 (December 31, 2013 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio (note 3). This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities and for value-added tax liabilities of $1,321 (December 31, 2013 - $1,158) and nil (December 31, 2013 - $165), respectively. Average interest rates on these deposits range from nil to 0.01% (2013 - nil to 0.01%).

3

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

6.	Inventories:

	September 30,	December 31,
	2014	2013

Finished goods	$1,766	$1,941
Work in process	1,440	3,052
Raw materials	2,366	1,546
Inventory consigned to others	-	58
	$5,572	$6,597

During the three and nine months ended September 30, 2014, the Company had a write down of $607 and $732, respectively in finished goods inventory.

7.	Property and equipment:

		Accumulated	Net book
September 30, 2014	Cost	amortization	value

Laboratory equipment	$625	$528	$97
Production equipment	97	13	84
Software	106	40	66
Computer equipment	174	105	69
Leasehold improvements	30	26	4
Furniture and office equipment	39	18	21

	$1,071	$730	$341

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Laboratory equipment	$629	$488	$141
Production equipment	286	-	286
Software	96	13	83
Computer equipment	144	87	57
Leasehold improvements	39	17	22
Furniture and office equipment	39	10	29

	$1,233	$615	$618

Amortization expense for the three and nine months ended September 30, 2014 amounted to $34 and $106, respectively (2013 - $26 and $77, respectively).

4

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

8.	Intangible assets:

		Accumulated	Net book
September 30, 2014	Cost	amortization	value

Marketing rights	$15,830	$1,386	$14,444
Trade name	1,131	99	1,032
Patents	4,257	3,091	1,166

	$21,218	$4,576	$16,642

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Marketing rights	$15,830	$199	$15,631
Trade name	1,131	14	1,117
Patents	4,179	2,858	1,321

	$21,140	$3,071	$18,069

Amortization expense for the three and nine months ended September 30, 2014 amounted to $476 and $1,504, respectively (2013 - $82 and $247, respectively).

9.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2014	2013

Trade accounts payable	$2,227	$5,719
Employee-related accruals	2,630	3,367
Restructuring (note 13)	-	732
Interest payable	70	125
Other accrued liabilities	4,550	4,060

	$9,477	$14,003

5

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

10.	Long-term debt:

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between the Company and Merck Sharp and Dohme Corp. (formerly Merck & Co, Inc.) (“Merck”) was further amended, allowing the Company to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13,000 of the $20,000 agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. The Company recorded a gain on debt settlement of $20,834 for the three months ended March 31, 2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

On July 18, 2014, the Company announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22,000 consisting of two tranches bearing interest at a rate of LIBOR plus 8%. Interest is payable on a monthly basis. The first tranche of $12,000 is available for working capital and general corporate purposes. The second tranche of up to $10,000 is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of the assets of the Company. At September 30, 2014, the Company has drawn $12,000 of the loan facility.

11.	Stockholders’ equity:

(a)	Issued and outstanding:

Number
Common stock	of shares

Balance, December 31, 2013	14,958,277
Issued through at-the-market offering	30,513
Issued through common share offering	1,500,000
Issued upon exercise of options in cashless transaction	32,212
Balance, September 30, 2014	16,521,002

(i)	On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the three and nine months ended September 30, 2014, the Company issued 30,513 common shares under the ATM program for gross proceeds of $289.

(ii)	On March 11, 2014, the Company completed a prospectus offering of 1,500,000 common shares from treasury at CAD $10.00 per common share for net proceeds of $12,369. Additionally, 1,500,000 common shares were sold in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which the Company purchased Correvio, at CAD $10.00 per common share for net proceeds of $12,720. The Company did not receive any of the proceeds of the sale of common shares by CarCor Investment Holdings LLC.

6

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

11.	Stockholders’ equity (continued):

(b)	Stock options:

Under the terms of the Company’s incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. On June 16, 2014, shareholders approved an amendment to the Plan (the “Amended Plan”) whereby the maximum number of shares available for issue under the Amended Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. Prior to this amendment, the number of shares available for issuance was a specified, fixed amount. Under the Amended Plan, the maximum number of stock options issuable to insiders continues to be restricted to 10% of the issued and outstanding common shares of the Company.

Details of the stock option transactions for the nine months ended September 30, 2014 is summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2013	1,201,912	4.68	3.71	4,400

Options granted	260,000	8.27
Options exercised	(41,155)	1.70		243
Options forfeited	(2,000)	5.10
Options expired	(33,600)	23.74
Outstanding as at September 30, 2014	1,385,157	4.98	3.49	8,106
Exercisable as at September 30, 2014	719,567	4.94	2.96	4,795
Vested and expected to vest as at September 30, 2014	1,366,285	4.98	3.49	8,005

The outstanding options expire at various dates ranging from December 14, 2014 to September 25, 2019.

7

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

11.	Stockholders’ equity (continued):

At September 30, 2014, stock options to directors, executive officers, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $1.67	272,000	3.47	1.65	114,475	1.65
$1.68 to $2.08	226,845	2.99	1.70	179,211	1.70
$2.09 to $3.78	300,000	2.76	2.45	255,972	2.45
$3.79 to $43.20	586,312	4.08	9.08	169,909	14.34

	1,385,157	3.49	4.98	719,567	4.94

As of September 30, 2014, there was $2,061 (December 31, 2013 - $1,349) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.6 years (December 31, 2013 – 1.6 years).

The aggregate fair value of vested options during the three and nine months ended September 30, 2014 was $233 and $459, respectively (2013 - $93 and $241, respectively).

(c)	Restricted stock plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. On September 30, 2014, the Company issued 47,500 RSUs that vest over three years, in equal amounts on the anniversary date of the date of grant.

8

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

11.	Stockholders’ equity (continued):

(d)	Stock-based compensation:

The estimated fair value of options granted to executive officers and directors, and employees is amortized over the vesting period. For the three and nine months ended September 30, 2014, stock-based compensation expense of $370 and $766, respectively (2013 – $111 and $327, respectively), is recorded in selling, general and administration expenses.

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2014 was $4.41 (2013 - nil and $1.81, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended September 30,	2014	2013

Dividend yield	-	-
Expected volatility	88.2%	-
Risk-free interest rate	1.1%	-
Expected average life of the options	3.2 years	-
Estimated forfeiture rate	0.5%	-

Nine months ended September 30,	2014	2013

Dividend yield	-	-
Expected volatility	88.2%	80.4%
Risk-free interest rate	1.1%	1.2%
Expected average life of the options	3.2 years	3.7 years
Estimated forfeiture rate	0.5%	2.5%

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

9

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

12.	Basic and diluted earnings (loss) per share:

Reconciliations between basic and diluted earnings (loss) per share are set forth below for the three and nine months ended September 30, 2014 and 2013:

Three months ended September 30	2014	2013

Net loss	$(4,367)	$(3,614)
Weighted average number of common shares for loss per share	16,520,203	12,470,335

Loss per share	$(0.26)	$(0.29)

Nine months ended September 30	2014	2013

Net income (loss)	$(11,741)	$12,005
Weighted average number of common shares for basic earnings per share	16,130,147	12,470,335
Dilutive effect of options	-	57,011
Diluted weighted average number of common shares for diluted earnings per share	16,130,147	12,527,346

Basic and diluted earnings (loss) per share	$(0.73)	$0.96

13.	Restructuring:

In connection with the acquisition of Correvio in November 2013, the Company terminated several employees in its efforts to integrate Correvio’s operations.

In March and July of 2012, the Company reduced its workforce, exited redundant leased facilities and terminated certain contracts. The workforce reduction initiative was completed in 2012, with the related liability substantially paid out in the first quarter of 2013. Idle-use expense and other charges recognized in the year ended December 31, 2012 included lease termination costs. The liability associated with idle-use expense and other charges, which is related to redundant leased facilities, has been fully settled.

10

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

13.	Restructuring (continued):

The following tables summarize the provisions related to the restructuring for the nine months ended September 30, 2014 and 2013:

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2012	$320	$247	$567
Restructuring expense recognized	1,336	-	1,336
Revisions to prior accruals	(12)	(117)	(129)
Payments made	(926)	(30)	(956)
Non-cash items	-	(86)	(86)
Balance at December 31, 2013	718	14	732
Payments made	(718)	-	(718)
Non-cash items	-	(14)	(14)
Balance at September 30, 2014	$-	$-	$-

14.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company

11

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

14.	Contingencies (continued):

from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

15.	Segmented information:

The Company previously operated in one business segment with substantially all of its consolidated assets and operations located in Canada.

During 2013, the Company began recognizing revenue from product sales at which time management began to measure the Company’s operations by the geographic area in which such products are sold.

Three months ended September 30, 2014	Europe	Rest of World	Total

Revenue	3,107	4,700	7,807
Cost of goods sold	1,260	1,413	2,673
Interest expense	212	283	495
Amortization expense on property and equipment	9	25	34

Three months ended September 30, 2013	Europe	Rest of World	Total

Revenue	81	396	477
Cost of goods sold	47	-	47
Interest income	-	(7)	(7)
Amortization expense on property and equipment	-	26	26

Nine months ended September 30, 2014	Europe	Rest of World	Total

Revenue	11,302	11,764	23,066
Cost of goods sold	3,130	3,279	6,409
Interest expense	716	259	975
Amortization expense on property and equipment	31	75	106

12

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2014 and 2013

15. Segmented information (continued):

Nine months ended September 30, 2013	Europe	Rest of World	Total

Revenue	81	563	644
Cost of goods sold	47	-	47
Interest income	-	(34)	(34)
Amortization expense on property and equipment	-	77	77

Property and equipment by geographic area were as follows:

	September 30, 2014	December 31, 2013

Europe	106	132
Rest of world	235	486

	341	618

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